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                              August 14, 2023

       David Bourdon
       Chief Financial Officer and Treasurer
       LifeStance Health Group, Inc.
       4800 N. Scottsdale Road
       Suite 6000
       Scottsdale, Arizona 85251

                                                        Re: LifeStance Health
Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 9, 2023
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2023
                                                            Filed August 9,
2023
                                                            File No. 001-40478

       Dear David Bourdon:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, Comparison of the Years Ended December 31, 2022 and 2021
       (Successor), page 47

   1. Please revise future filings to provide greater insight into the underlying drivers for fluctuations in revenue
and operating expenses. In that regard, to the extent relevant, for revenue, consider
providing a discussion of changes in and the reasons for variations in visit volumes,
clinician count, revenue per visit, and payer rate as compared to the prior period as well as the
impact of acquisitions of outpatient mental health practices. For operating expenses,
consider providing additional analysis of clinician capacity and utilization and its
impact on center costs. Reference Item 303(b)(2)(iii) of Regulation S-K.
 David Bourdon
LifeStance Health Group, Inc.
August 14, 2023
Page 2
Form 10-Q for the Quarterly Period ended June 30, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics and Non-GAAP Financial Measures, page 23

2. We reference the adjustments for "Litigation costs", "strategic initiatives" and "special charges" as reconciling items to Adjusted EBITDA. These adjustments appear to include adjustments related to normal, recurring, operating expenses. Please provide us with a breakdown of each major category of expense included in these line items, whether these expenses were paid in cash, and why you believe the items are not related to your ongoing operations. Further, explain why you believe these adjustments comply with Question
         100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.



                                                             Sincerely,
FirstName LastNameDavid Bourdon
                                                             Division of
Corporation Finance
Comapany NameLifeStance Health Group, Inc.
                                                             Office of
Industrial Applications and
August 14, 2023 Page 2                                       Services
FirstName LastName